SO 3/17/05

SECURI 05038986 ION

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 52972

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/04 (MM/DD/YY) AND ENDING 12/31/04 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: ROBBINS SECURITIES, INC.

OFFICIAL USE ONLY
104982
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

8700 W. BRYN MAWR
(No. and Street)

CHICAGO (City) ILLINOIS (State) 60631 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
CHARLES FRANK 773-714-8900
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

COLEMAN JOSEPH BLITSTEIN & STUART, LLC
(Name – *if individual, state last, first, middle name*)

108 WILMOT ROAD, SUITE 330 (Address) DEERFIELD (City) IL (State) 60015 (Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

3/18

OATH OR AFFIRMATION

I, CHARLES FRANK, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of ROBBINS SECURITIES, INC., as of DECEMBER 31, 20 04, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NO EXCEPTIONS

OFFICIAL SEAL
PAMELA SPRITZ
NOTARY PUBLIC, STATE OF ILLINOIS
MY COMMISSION EXPIRES 07/21/06

Notary Public

Signature

PRESIDENT
Title

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CJB&S

COLEMAN JOSEPH BLITSTEIN & STUART LLC

ROBBINS SECURITIES, INC.

AUDITED FINANCIAL STATEMENTS

DECEMBER 31, 2004

108 Wilmot Road, Suite 330
Deerfield, Illinois 60015-5118
Phone 847.945.2888 Fax 847.945.9512 www.cjbs.com

TO BE COMPLETED WITH THE ANNUAL AUDIT REPORT ONLY:

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report

NAME (If individual, state last, first, middle name)

COLEMAN JOSEPH BLITSTEIN & STUART, LLC [70]

ADDRESS

108 WILMOT ROAD, STE 330 [71]	DEERFIELD [72]	IL [73]	60015 [74]
Number and Street	City	State	Zip Code

CHECK ONE

- [X] Certified Public Accountant [75]
- [ ] Public Accountant [76]
- [ ] Accountant not resident in United States or any of its possessions [77]

FOR SEC USE

DO NOT WRITE UNDER THIS LINE . . . FOR SEC USE ONLY

WORK LOCATION	REPORT DATE MM/DD/YY	DOC. SEQ. NO.	CARD
[50]	[51]	[52]	[53]

ROBBINS SECURITIES, INC.
DECEMBER 31, 2004

TABLE OF CONTENTS

Page Number

INDEPENDENT AUDITORS' REPORT 2

FINANCIAL STATEMENTS

Statement of Financial Condition .... 3 - 4

Statement of Computation of Net Capital 5

Statement of Computations of Net Capital Requirement and Aggregate Indebtedness 6

Statement of Income 7

Statement of Changes in Ownership Equity and Exemptive Provision Under Rule 15c3-3 .... 8 - 9

Statement of Cash Flows 10

NOTES TO FINANCIAL STATEMENTS .... 11 - 12

SUPPLEMENTAL INFORMATION

Auditors' Report on Internal Control 13

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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form X-17A-5

FOCUS REPORT

(Financial and Operational Combined Uniform Single Report)

PART IIA [12]

(Please read instructions before preparing Form.)

This report is being filed pursuant to (Check Applicable Block(s)):

1) Rule 17a-5(a) [X] 16 2) Rule 17a-5(b) [ ] 17 3) Rule 17a-11 [ ] 18

4) Special request by designated examining authority [ ] 19 5) Other [ ] 26

NAME OF BROKER-DEALER: ROBBINS SECURITIES, INC. [13]

SEC FILE NO.: 8-52972 [14]

FIRM I.D. NO.: 104982 [15]

ADDRESS OF PRINCIPAL PLACE OF BUSINESS (Do Not Use P.O. Box No.)

8700 W. BRYN MAWR [20]
(No. and Street)

CHICAGO [21] IL [22] 60631 [23]
(City) (State) (Zip Code)

FOR PERIOD BEGINNING (MM/DD/YY): 01/01/04 [24]

AND ENDING (MM/DD/YY): 12/31/04 [25]

SEC MAIL PROCESSING SECTION MAR 0 1 2005 WASH, D.C. 179

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

CHARLES FRANK [30] (Area Code) — Telephone No. 773-714-8900 [31]

NAME(S) OF SUBSIDIARIES OR AFFILIATES CONSOLIDATED IN THIS REPORT: [32] [34] [36] [38]

OFFICIAL USE [33] [35] [37] [39]

DOES RESPONDENT CARRY ITS OWN CUSTOMER ACCOUNTS? YES [ ] 40 NO [X] 41

CHECK HERE IF RESPONDENT IS FILING AN AUDITED REPORT [X] 42

EXECUTION:
The registrant/broker or dealer submitting this Form and its attachments and the person(s) by whom it is executed represent hereby that all information contained therein is true, correct and complete. It is understood that all required items, statements, and schedules are considered integral parts of this Form and that the submission of any amendment represents that all unamended items, statements and schedules remain true, correct and complete as previously submitted.

Dated the 23rd day of FEBRUARY 20 05

Manual signatures of:

1) Charles Frank
Principal Executive Officer or Managing Partner

2) Deborah L. Kezyk
Principal Financial Officer or Partner

3) Charles Frank
Principal Operations Officer or Partner

ATTENTION — Intentional misstatements or omissions of facts constitute Federal Criminal Violations. (See 18 U.S.C. 1001 and 15 U.S.C. 78:f(a))

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CJB&S

COLEMAN JOSEPH BLITSTEIN & STUART LLC

INDEPENDENT AUDITORS' REPORT

Board of Directors
Robbins Securities, Inc.
Chicago, Illinois

We have audited the accompanying statements on pages 3-10 in the Financial and Operational Combined Uniform Single Report Part IIA of Robbins Securities, Inc. (an Illinois S corporation) as of December 31, 2004 and for the year then ended. These statements are the responsibility of the management. Our responsibility is to express an opinion on these statements based on our audit.

We conducted our audit in accordance with U.S. generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statements on pages 3-10 are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly in all material respects, the information therein of Robbins Securities, Inc. as of December 31, 2004 and for the year then ended in conformity with U.S. generally accepted accounting principles.

Coleman Joseph Blitstein & Stuart LLC

COLEMAN JOSEPH BLITSTEIN & STUART LLC

February 3, 2005

108 Wilmot Road, Suite 330
Deerfield, Illinois 60015-5118
Phone 847.945.2888 Fax 847.945.9512 www.cjbs.com

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER
ROBBINS SECURITIES, INC. | N 3 | [100]

STATEMENT OF FINANCIAL CONDITION FOR NONCARRYING, NONCLEARING AND CERTAIN OTHER BROKERS OR DEALERS

as of (MM/DD/YY) 12/31/04 [99]
SEC FILE NO. B-52972 [98]
Consolidated [198]
Unconsolidated X [199]

	Allowable		Non-Allowable		Total	
1. Cash	$ 7,100	200			$ 7,100	750
2. Receivables from brokers or dealers:						
A. Clearance account		295				
B. Other	20,355	300	$ 2,710	550	23,065	810
3. Receivable from non-customers		355		600	-0-	830
4. Securities and spot commodities owned at market value:						
A. Exempted securities		418				
B. Debt securities		419				
C. Options		420				
D. Other securities		424				
E. Spot commodities		430			-0-	850
5. Securities and/or other investments not readily marketable:						
A. At cost $ ____ [130]						
B. At estimated fair value		440		610	-0-	860
6. Securities borrowed under subordination agreements and partners' individual and capital securities accounts, at market value:		460		630	-0-	880
A. Exempted securities $ ____ [150]						
B. Other securities $ ____ [160]						
7. Secured demand notes:		470		640	-0-	890
Market value of collateral:						
A. Exempted securities $ ____ [170]						
B. Other securities $ ____ [180]						
8. Memberships in exchanges:						
A. Owned, at market $ ____ [190]						
B. Owned, at cost				650		
C. Contributed for use of the company, at market value				660	-0-	900
9. Investment in and receivables from affiliates, subsidiaries and associated partnerships		480		670	-0-	910
10. Property, furniture, equipment, leasehold improvements and rights under lease agreements, at cost-net of accumulated depreciation and amortization		490		680	-0-	920
11. Other assets		535		735	-0-	930
12. TOTAL ASSETS	$ 27,455	540	$ 2,710	740	$ 30,165	940

OMIT PENNIES

The accompanying notes are an integral part of these financial statements.

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER
ROBBINS SECURITIES, INC

as of 12/31/04

STATEMENT OF FINANCIAL CONDITION FOR NONCARRYING, NONCLEARING AND CERTAIN OTHER BROKERS OR DEALERS

LIABILITIES AND OWNERSHIP EQUITY

Liabilities	A.I. Liabilities		Non-A.I. Liabilities		Total	
13. Bank loans payable	$	1045	$	1255 ▼13	$ -0-	1470
14. Payable to brokers or dealers:						
A. Clearance account		1114		1315	-0-	1560
B. Other	▼10	1115		1305	-0-	1540
15. Payable to non-customers		1155		1355	-0-	1610
16. Securities sold not yet purchased, at market value				1360	-0-	1620
17. Accounts payable, accrued liabilities, expenses and other	15,152	1205	-0-	1385	15,152	1685
18. Notes and mortgages payable:						
A. Unsecured		1210			-0-	1690
B. Secured		1211 ▼12		1390 ▼14	-0-	1700
19. E. Liabilities subordinated to claims of general creditors:						
A. Cash borrowings:				1400	-0-	1710
1. from outsiders ▼9 $ [970]						
2. includes equity subordination (15c3-1(d)) of . . . $ [980]						
B. Securities borrowings, at market value from outsiders $ [990]				1410	-0-	1720
C. Pursuant to secured demand note collateral agreements				1420	-0-	1730
1. from outsiders $ [1000]						
2. includes equity subordination (15c3-1(d)) of . . . $ [1010]						
D. Exchange memberships contributed for use of company, at market value				1430	-0-	1740
E. Accounts and other borrowings not qualified for net capital purposes		1220		1440	-0-	1750
20. TOTAL LIABILITIES	$ 15,152	1230	$ -0-	1450	$ 15,152	1760

Ownership Equity		
21. Sole Proprietorship	▼15 $	1770
22. Partnership (limited partners) ▼11 ($ [1020])		1780
23. Corporation:		
A. Preferred stock	-0-	1791
B. Common stock	1,000	1792
C. Additional paid-in capital	10,000	1793
D. Retained earnings	4,013	1794
E. Total	15,013	1795
F. Less capital stock in treasury	▼16 (-0-)	1796
24. TOTAL OWNERSHIP EQUITY	$ 15,013	1800
25. TOTAL LIABILITIES AND OWNERSHIP EQUITY	$ 30,165	1810

OMIT PENNIES

The accompanying notes are an integral part of these financial statements.

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER
ROBBINS SECURITIES, INC.

as of 12/31/04

COMPUTATION OF NET CAPITAL

1. Total ownership equity from Statement of Financial Condition			$	15,013	3480
2. Deduct ownership equity not allowable for Net Capital			19	(-0-)	3490
3. Total ownership equity qualified for Net Capital				15,013	3500
4. Add:					
A. Liabilities subordinated to claims of general creditors allowable in computation of net capital				-0-	3520
B. Other (deductions) or allowable credits (List)				-0-	3525
5. Total capital and allowable subordinated liabilities			$	15,013	3530
6. Deductions and/or charges:					
A. Total non-allowable assets from Statement of Financial Condition (Notes B and C)	17 $	2,710	3540		
B. Secured demand note delinquency		-0-	3590		
C. Commodity futures contracts and spot commodities – proprietary capital charges		-0-	3600		
D. Other deductions and/or charges		-0-	3610	(2,710)	3620
7. Other additions and/or allowable credits (List)				-0-	3630
8. Net capital before haircuts on securities positions			20 $	12,303	3640
9. Haircuts on securities (computed, where applicable, pursuant to 15c3-1(f)):					
A. Contractual securities commitments	$	-0-	3660		
B. Subordinated securities borrowings		-0-	3670		
C. Trading and investment securities:					
1. Exempted securities	18	-0-	3735		
2. Debt securities		-0-	3733		
3. Options		-0-	3730		
4. Other securities		-0-	3734		
D. Undue Concentration		-0-	3650		
E. Other (List)		-0-	3736	(-0-)	3740
10. Net Capital			$	12,303	3750

30

OMIT PENNIES

The accompanying notes are an integral part of these financial statements.

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER
ROBBINS SECURITIES, INC.

as of 12/31/04

COMPUTATION OF NET CAPITAL REQUIREMENT

Part A

11. Minimum net capital required (6 2/3% of line ~~10~~ 18)	$	1,010	3756
12. Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries computed in accordance with Note (A)	$	5,000	3758
13. Net capital requirement (greater of line 11 or 12)	$	5,000	3760
14. Excess net capital (line 10 less 13)	$	7,303	3770
15. Excess net capital at 1000% (line 10 less 10% of line 19) 22	$	10,788	3780

COMPUTATION OF AGGREGATE INDEBTEDNESS

16. Total A.I. liabilities from Statement of Financial Condition				$	15,152	3790
17. Add:						
A. Drafts for immediate credit 21	$	-0-	3800			
B. Market value of securities borrowed for which no equivalent value is paid or credited	$	-0-	3810			
C. Other unrecorded amounts (List)	$	-0-	3820	$	-0-	3830
18. Total aggregate indebtedness				$	15,152	3840
19. Percentage of aggregate indebtedness to net capital (line 18 ÷ by line 10)				%	123	3850
20. Percentage of debt to debt-equity total computed in accordance with Rule 15c3-1(d)				%	-0-	3860

COMPUTATION OF ALTERNATE NET CAPITAL REQUIREMENT

Part B

21. 2% of combined aggregate debit items as shown in Formula for Reserve Requirements pursuant to Rule 15c3-3 prepared as of the date of the net capital computation including both brokers or dealers and consolidated subsidiaries' debits	$	N/A	3970
22. Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries computed in accordance with Note (A) 23	$	N/A	3880
23. Net capital requirement (greater of line 21 or 22)	$	N/A	3760
24. Excess capital (line 10 less 23)	$	N/A	3910
25. Net capital in excess of the greater of: A. 5% of combined aggregate debit items or $120,000	$	N/A	3920

NOTES:

(A) The minimum net capital requirement should be computed by adding the minimum dollar net capital requirement of the reporting broker dealer and, for each subsidiary to be consolidated, the greater of:
1. Minimum dollar net capital requirement, or
2. 6 2/3% of aggregate indebtedness or 4% of aggregate debits if alternative method is used.

(B) Do not deduct the value of securities borrowed under subordination agreements or secured demand note covered by subordination agreements not in satisfactory form and the market values of memberships in exchanges contributed for use of company (contra to item 1740) and partners' securities which were included in non-allowable assets.

(C) For reports filed pursuant to paragraph (d) of Rule 17a-5, respondent should provide a list of material non-allowable assets.

The accompanying notes are an integral part of these financial statements.

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER ROBBINS SECURITIES, INC.

For the period (MMDDYY) from 24 1/1/04 [3932] to 12/31/04 [3933]
Number of months included in this statement 12 [3931]

STATEMENT OF INCOME (LOSS)

REVENUE			
1. Commissions:			
a. Commissions on transactions in exchange listed equity securities executed on an exchange		$ -0-	3935
b. Commissions on listed option transactions		25 210,775	3938
c. All other securities commissions		-0-	3939
d. Total securities commissions		210,775	3940
2. Gains or losses on firm securities trading accounts			
a. From market making in options on a national securities exchange		-0-	3945
b. From all other trading		-0-	3949
c. Total gain (loss)		-0-	3950
3. Gains or losses on firm securities investment accounts		-0-	3952
4. Profit (loss) from underwriting and selling groups		26 -0-	3955
5. Revenue from sale of investment company shares		-0-	3970
6. Commodities revenue		-0-	3990
7. Fees for account supervision, investment advisory and administrative services		-0-	3975
8. Other revenue INTEREST		4,391	3995
9. Total revenue		$ 215,166	4030
EXPENSES			
10. Salaries and other employment costs for general partners and voting stockholder officers		-0-	4120
11. Other employee compensation and benefits		-0-	4115
12. Commissions paid to other broker-dealers		122,007	4140
13. Interest expense		-0-	4075
a. Includes interest on accounts subject to subordination agreements	-0- [4070]		
14. Regulatory fees and expenses NASD / SIPC MEMBERSHIP		11,618	4195
15. Other expenses ADMINISTRATIVE FEES		80,772	4100
16. Total expenses		$ 214,397	4200
NET INCOME			
17. Income (loss) before Federal income taxes and items below (Item 9 less Item 16)		$ 769	4210
18. Provision for Federal income taxes (for parent only)		28 -0-	4220
19. Equity in earnings (losses) of unconsolidated subsidiaries not included above		-0-	4222
a. After Federal income taxes of	-0- [4338]		
20. Extraordinary gains (losses)		-0-	4224
a. After Federal income taxes of	[4239]		
21. Cumulative effect of changes in accounting principles		-0-	4225
22. Net income (loss) after Federal income taxes and extraordinary items		$ 769	4230
MONTHLY INCOME			
23. Income (current month only) before provision for Federal income taxes and extraordinary items		$ 1,630	4211

The accompanying notes are an integral part of these financial statements.

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER
ROBBINS SECURITIES, INC.

For the period (MMDDYY) from 1/1/04 to 12/31/04

STATEMENT OF CHANGES IN OWNERSHIP EQUITY (SOLE PROPRIETORSHIP, PARTNERSHIP OR CORPORATION)

1. Balance, beginning of period			$ 14,244	4240
A. Net income (loss)			769	4250
B. Additions (Includes non-conforming capital of	29 $ -0-	4262)	-0-	4260
C. Deductions (Includes non-conforming capital of	$ -0-	4272)	-0-	4270
2. Balance, end of period (From item 1800)			$ 15,013	4290

STATEMENT OF CHANGES IN LIABILITIES SUBORDINATED TO CLAIMS OF GENERAL CREDITORS

3. Balance, beginning of period	30 $ -0-	4300
A. Increases	-0-	4310
B. Decreases	-0-	4320
4. Balance, end of period (From item 3520)	$ -0-	4330

OMIT PENNIES

The accompanying notes are an integral part of these financial statements.

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER ROBBINS SECURITIES, INC. as of 12/31/04

EXEMPTIVE PROVISION UNDER RULE 15c3-3

24. If an exemption from Rule 15c3-1 is claimed, identify below the section upon which such exemption is based (check one only)

A. (k)(1) — $2,500 capital category as per Rule 15c3-1		4550
B. (k)(2)(A) — "Special Account for the Exclusive Benefit of customers" maintained		4560
C. (k)(2)(B) — All customer transactions cleared through another broker-dealer on a fully disclosed basis. Name of clearing firm 30 8-26740 NATIONAL FINL. SVCS LLC, 8-47943 TERRA NOVA TRADING, LLC 4335	X	4570
D. (k)(3) — Exempted by order of the Commission (include copy of letter)		4580

Ownership Equity and Subordinated Liabilities maturing or proposed to be withdrawn within the next six months and accruals, (as defined below), which have not been deducted in the computation of Net Capital.

	Type of Proposed Withdrawal or Accrual (See below for code)	Name of Lender or Contributor	Insider or Outsider? (In or Out)	Amount to be Withdrawn (cash amount and/or Net Capital Value of Securities)	(MMDDYY) Withdrawal or Maturity Date	Expect to Renew (Yes or No)
31	4600	4601	4602	4603	4604	4605
32	4610	4611	4612	4613	4614	4615
33	4620	4621	4622	4623	4624	4625
34	4630	4631	4632	4633	4634	4635
35	4640	4641	4642	4643	4644	4645
			Total $ 36	-0- 4699		

OMIT PENNIES

Instructions: Detail Listing must include the total of items maturing during the six month period following the report date, regardless of whether or not the capital contribution is expected to be renewed. The schedule must also include proposed capital withdrawals scheduled within the six month period following the report date including the proposed redemption of stock and anticipated accruals which would cause a reduction of Net Capital. These anticipated accruals would include amounts of bonuses, partners' drawing accounts, taxes, and interest on capital, voluntary contributions to pension or profit sharing plans, etc., which have not been deducted in the computation of Net Capital, but which you anticipate will be paid within the next six months.

WITHDRAWAL CODE:	DESCRIPTIONS
1.	Equity Capital
2.	Subordinated Liabilities
3.	Accruals

The accompanying notes are an integral part of these financial statements.

ROBBINS SECURITIES, INC.

STATEMENT OF CASH FLOWS

YEAR ENDED DECEMBER 31, 2004

CASH FLOW FROM OPERATING ACTIVITIES:	
Net Income	$ 769
Adjustments to reconcile net income or (loss) to net cash provided or (used) by operating activities:	
(Increase) decrease in operating assets:	
Receivable from brokers or dealers	(9,431)
Increase (decrease) in operating liabilities:	
Accounts payable and accrued expenses	6,432
Net cash (used) by operating activities	(2,230)
Cash and equivalents at beginning of year	9,330
Cash and equivalents at end of year	$ 7,100

Supplemental Disclosures

1. The Company considers all investments having a maturity of less than 90 days to be "cash equivalents."
2. The Company paid no interest expense during the year ended December 31, 2004.
3. The Company paid no income taxes during the year ended December 31, 2004.

The accompanying notes are an integral part of these financial statements

ROBBINS SECURITIES, INC.

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2004

NOTE A – ORGANIZATION

Robbins Securities Inc., was incorporated in the state of Illinois in 1993. The corporation remained inactive until September 1, 2000 and began its operations as a registered securities dealer engaged in securities transactions during 2001.

NOTE B – SIGNIFICANT ACCOUNTING POLICIES

Overall Accounting Method

The Corporation maintains its books using the accrual basis method of accounting.

Securities

All customer transactions are cleared through other broker-dealers. As a non-carrying, non-clearing dealer, the Corporation maintains no custody of any customer securities.

Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and revenue and expenses during the period reported. Actual results could differ from those estimates. Estimates are used when accounting for long-term contracts, allowances for uncollectable accounts receivable, taxes and contingencies among others.

NOTE C – INCOME TAXES

The Corporation's sole shareholder made an election under Internal Revenue Code section 1362, effective as of January 1, 2001, to be an S-corporation. As such, the shareholder is taxed on all the Company's taxable income. Therefore, no provision for federal income taxes has been included in these financial statements.

NOTE D – COMMON STOCK

The Corporation is authorized to issue 1,000,000 shares of common stock at no par value per share. At December 31, 2004, 1,000 shares are issued and outstanding.

NOTE E – CAPITAL REQUIREMENTS

The Corporation is subject to the net capital requirements of the NASD, and as such, is required to maintain a net capital of $5,000. Net capital of the corporation at December 31, 2004 was $12,303. The minimum capital requirements may effectively restrict the withdrawal of corporate equity.

ROBBINS SECURITIES, INC.

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2004

NOTE F – RELATED PARTIES

The Corporation's 100% shareholder is also a 100% owner in both Riverside Futures, Inc. and Robbins Trading Company. Riverside Futures, Inc. is a C-corporation incorporated in the state of Illinois; Robbins Trading Company is an S-corporation incorporated in the state of Illinois.

Riverside Futures, Inc., by agreement dated May 13, 2001 with Robbins Securities, Inc., has agreed to provide administrative staff support to Robbins Securities, Inc. Furthermore, Riverside Future, Inc. agreed to pay variable costs of Robbins Securities, Inc., including the cost of utilities and telephone service. Administrative fees paid to Riverside Futures for the year ended December 31, 2004 were $80,772.

For the year ended December 31, 2004, Riverside Futures, Inc. has absorbed and paid $22,026 in various NASD Central Registration Depository (CRD) charges, NASD web page advertising costs, National Compliance Fees and other various securities related expenses on behalf of Robbins Securities, Inc. These amounts will not be repaid to Riverside Futures, Inc., by agreement of May 13, 2001 mentioned above, and therefore, are not reflected in the financial statements presented.

At December 31, 2004, there are no balances due to or from any of the related parties.

NOTE G – CREDIT RISK – COUNTERPARTY OBLIGATIONS

As a registered securities dealer, the Corporation is engaged in various securities transactions servicing a diverse group of individual investors. In addition, all of the Corporation's transactions are cleared through other brokers and dealers. The Corporation's exposure to credit risk associated with the nonperformance of these counterparties in fulfilling their contractual obligations pursuant to securities transactions can be directly impacted by volatility in trading markets, which may impair the counterparties' ability to satisfy their obligations to the Corporation. The Corporation does not anticipate nonperformance by counterparties. The Corporation monitors its risk and has a policy of reviewing the credit standing of each counterparty with which it conducts business.

NOTE H – AUDITED NET CAPITAL COMPUTATION

Audited Net Capital at December 31, 2004 was	$ 12,303

This amount is in agreement with the original Focus Report for the quarter ended December 31, 2004 as filed January 2005 by Robbins Securities, Inc.

SUPPLEMENTAL INFORMATION

CJB&S

COLEMAN JOSEPH BLITSTEIN & STUART LLC

AUDITORS' REPORT ON INTERNAL CONTROL

Board of Directors
Robbins Securities, Inc.
Chicago, Illinois

We have audited the statements on pages 3-10 in the Financial and Operational Combined Uniform Single Report Part IIA of Robbins Securities, Inc. as of December 31, 2004 and for the year then ended, and have issued our report thereon dated February 3, 2005.

As part of our audit, we made a study evaluation of the internal control structure to the extent we considered necessary to evaluate the structure as required by generally accepted auditing standards. Under these standards, the purpose of such evaluations are to establish a basis for reliance thereon in determining the nature, timing and extent of other auditing procedures necessary for expressing an opinion on the financial statements and to assist the auditor in planning and performing the audit of the financial statements.

The objective of internal accounting control is to provide reasonable, but not absolute, assurance as to the safeguarding of assets against loss from unauthorized use or disposition and the reliability of financial records for preparing financial statements and maintaining accountability for assets. The concept of reasonable assurance recognizes that the cost of a system of internal control should not exceed the benefits derived and also recognizes that evaluation of these factors necessarily requires estimates and judgments by management.

There are inherent limitations that should be recognized in considering the potential effectiveness of any system of internal control. In the performance of most control procedures, errors can result from misunderstanding of instructions, mistakes of judgment, carelessness or other personal factors. Control procedures whose effectiveness depends upon segregation of duties can be circumvented by collusion.

Similarly, control procedures can be circumvented intentionally by management with respect either to the execution and recording of transactions or with respect to the estimates and judgments required in the preparation of financial statements. Further, projection of any evaluation of internal control to future periods is subject to the risk that the procedures may become inadequate because of changes in conditions and that the degree of compliance with the procedures may deteriorate.

Our audit of the financial statements made in accordance with U.S. generally accepted auditing standards, including the study and evaluation of the corporation's internal control structure that was made for the purpose set forth in the first paragraph of this report, would not necessarily disclose all weaknesses in the system because it was based on selective tests of accounting records and related data. During our review of the control structure we did not become aware of any material weaknesses.

The foregoing conditions were considered in determining the nature, timing and extent of audit tests to be applied in our audit of the financial statements, and this report of such conditions does not modify our report dated February 3, 2005 on such financial statements.

Coleman Joseph Blitstein & Stuart LLC

COLEMAN JOSEPH BLITSTEIN & STUART LLC

February 3, 2005

108 Wilmot Road, Suite 330
Deerfield, Illinois 60015-5118
Phone 847.945.2888 Fax 847.945.9512 www.cjbs.com